UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. April 25, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced the following information:

1.	Today, the Company held its 44th Annual General Meeting and agreed to, among others, the following items:

(a)	To approve the Company’s Balance Sheet, the Financial Statements, the Annual Report, the Account Inspectors’ Report, and the External Auditors’ Report for the year ending on December 31, 2018.
(b)	To appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s External Auditors for the period January 1 through December 31, 2019.
(c)	To approve the distribution of a final dividend as recommended by the Board of Directors and communicated as an essential fact (hecho esencial) on March 27, 2019.
(d)	Company Board elections, it was decided that the Board would be composed of the following members: Gonzalo Guerrero Yamamoto, Georges de Bourguignon Arndt, Francisco Ugarte Larraín, Robert J. Zatta, Hernán Büchi Buc, Patricio Contesse Fica, Laurence Golborne Riveros and Alberto Salas Muñoz, with the last two members being independent.
(e)	To approve the remuneration structure for the Board members, and the members of the Board committees, and expenses associated with each.

2.	In an extraordinary Board meeting on the same day, the Board agreed to appoint Mr. Alberto Salas Muñoz as Chairman of the Board; and Mr. Patricio Contesse Fica as Vice Chairman of the Board.

3.	At the same time, the Board agreed that the composition of the Board Committees would be as follows:

(a)	Audit/Directors’ Committee: Georges de Bourguignon Arndt, Laurence Golborne Riveros and Alberto Salas Muñoz;
(b)	Corporate Governance Committee: Hernán Büchi Buc, Patricio Contesse Fica and Francisco Ugarte Larraín
(c)	Safety, Health and Environment Committee: Patricio Contesse Fica, Gonzalo Guerrero Yamamoto and Robert J. Zatta.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: April 25, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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